

16003299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 23 2016

Washington DC

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ANNUAL AUDITED REPORT
- FORM X-17A-5
PART III

SEC FILE NUMBER
8-66190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2015___ AND ENDING ___12/31/2015___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: SkyWorks Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 Greenwich Avenue, 4th Floor

(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phyllis Chin   212-751-4422

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310 Livingston		NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I___Thomas Mahr_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SkyWorks Securities, LLC_____ , as of ___December 31_____, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____

_____

_____
Signature

___CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SkyWorks Securities, LLC
Index
December 31, 2015



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Skyworks Securities LLC

We have audited the accompanying statement of financial condition of Skyworks Securities LLC (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Skyworks Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Skyworks Securities LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
January 29, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SkyWorks Securities, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	166,590
Other assets		7,157
Total assets	$	173,747

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	18,150
Due to related parties		45,757
Total liabilities		63,907
Member's equity		109,840
Total liabilities and member's equity	$	173,747

The accompanying notes are an integral part of this financial statement.

SkyWorks Securities, LLC
Notes to Financial Statement
December 31, 2015

1.   Nature of operations and summary of significant accounting policies

Nature of Business

SkyWorks Securities, LLC (the "Company"), a wholly-owned subsidiary of SkyWorks Capital, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on November 6, 2002. Effective January 1, 2010, the Parent became a wholly-owned subsidiary of SkyWorks Holdings, LLC. The Company's operations consist primarily of providing investment banking and advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member's for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Revenue Recognition

Revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2.   Related-party transactions

The Company has an expense sharing agreement with its Parent, whereby it provides certain administrative services in connection with the Company's operations.

In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker dealer activities plus a monthly fixed overhead charge. Total fees owed to the Parent under these agreements at December 31, 2015, including amounts owed from prior years, approximated $46,000.

The accompanying notes are an integral part of this financial statement.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that they ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $103,000, which was approximately $53,000 in excess of its minimum requirement of $50,000.

4. Financial support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least March 15, 2017.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

6. Subsequent events

The Company evaluated subsequent events or transactions that occurred from January 1, 2016 through January 29, 2016, the date these financial statements were issued. The Company did not have any significant subsequent events to report.

The accompanying notes are an integral part of this financial statement.